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                          May 18, 2023

       Joseph Oliveto
       Chief Executive Officer
       Milestone Pharmaceuticals Inc.
       1111 Dr. Frederik-Philips Boulevard, Suite 420
       Montr  al, Qu  bec CA H4M 2X6

                                                        Re: Milestone
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2023
                                                            File No. 333-271949

       Dear Joseph Oliveto:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nicolas H.R. Dumont